Filed by Polestar Automotive Holding UK PLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Polestar Automotive Holding UK PLC

Gores Guggenheim, Inc.

(Commission File No. 001-40265)

The following communication was sent to stockholders of Gores Guggenheim, Inc.

**** IMPORTANT REMINDER ****

Dear Gores Guggenheim, Inc. Stockholder:

By now, you should have received your proxy materials for the 2022 Special Meeting of Stockholders (the “Special Meeting”) of Gores Guggenheim, Inc. (“GGPI”) to vote on the previously announced proposed Business Combination (as defined in the proxy materials) with Polestar Automotive Holding Limited, which is scheduled to be held virtually, via live webcast at www.meetnow.global/MYGAWFM, on June 22, 2022 at 9:30 a.m. ET. GGPI’s stockholders of record at the close of business on the record date, May 18, 2022, are entitled to vote. Even if you sold your shares after the record date you still have the right to vote!

You are receiving this reminder letter because your vote(s) were not yet processed at the time that this letter was sent. If you have already voted, we would like to thank you for your vote.

WE URGE YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY.

Your vote is extremely important. PLEASE CAST YOUR VOTE TODAY. The fastest and easiest way to vote is by telephone or over the Internet. Instructions on how to vote your shares over the telephone or Internet are enclosed with this letter.

The board of directors of GGPI recommends that you vote “FOR” all proposals. Even if you plan on attending the Special Meeting, we urge you to vote your shares now, so they can be tabulated prior to the meeting.

****PLEASE VOTE TODAY****

Thank you for your investment in Gores Guggenheim, Inc. and for taking the time to vote your shares. If you have any questions or need assistance voting your shares then please contact our proxy solicitor Morrow Sodali LLC at 1-877-787-9239.

Sincerely,

Alec Gores

Chairman of the Board of Directors

Additional Information from Gores Guggenheim, Inc.

In connection with the proposed Business Combination, (a) Polestar Automotive Holding UK Limited (“ListCo”), a limited company incorporated under the laws of England and Wales and a direct wholly owned subsidiary of Polestar Automotive Holding Limited (“Parent”), has filed with the SEC a registration statement on Form F-4 containing a proxy statement of Gores Guggenheim, Inc. (the “Company”) and a prospectus, which the SEC declared effective on May 25, 2022 and (b) the Company has filed a definitive proxy statement relating to the proposed Business Combination (the “Definitive Proxy Statement”) and mailed the Definitive Proxy Statement and other relevant materials to its stockholders and warrant holders, each as of May 18, 2022, the record date established for voting on the proposed Business Combination and the other matters to be voted upon at the Special Meeting and Warrant Holder Meeting (each as defined in the Definitive Proxy Statement). The Definitive Proxy Statement contains important information about the proposed Business Combination and the other matters to be voted upon at the meetings of the Company’s stockholders and warrant holders. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. Before making any voting or other investment decisions, securityholders of the Company and other interested persons are advised to read the Definitive Proxy Statement and other documents filed or to be filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, Polestar Performance AB and its affiliates (“Polestar”), ListCo and the proposed Business Combination. Stockholders and warrant holders will also be able to obtain copies of the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is set forth in the Company’s filings with the SEC (including the Company’s final prospectus related to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the interests of such participants is contained in the Definitive Proxy Statement.

Polestar and ListCo, and certain of their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the Definitive Proxy Statement.

No Offer and Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, Polestar or ListCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.